     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998


                                                      REGISTRATION NO. 333-48941

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                              -------------------

                         WELLPOINT HEALTH NETWORKS INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                 95-4635504
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)       Number)

                              21555 OXNARD STREET
                        WOODLAND HILLS, CALIFORNIA 91367
                                 (818) 703-4000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             THOMAS C. GEISER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         WELLPOINT HEALTH NETWORKS INC.
                              21555 OXNARD STREET
                        WOODLAND HILLS, CALIFORNIA 91367
                                 (818) 703-4000

          (Name and address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

       WILLIAM L. HUDSON, ESQ.                       GARY OLSON, ESQ.
     Gibson, Dunn & Crutcher LLP                     Latham & Watkins
 One Montgomery Street, Telesis Tower       633 West Fifth Street, Suite 4000
       San Francisco, CA 94104                    Los Angeles, CA 90071
            (415) 393-8200                            (213) 485-1234

                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                             ---------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                PROPOSED MAXIMUM       AMOUNT OF
                 TITLE OF EACH CLASS OF                        AMOUNT TO           AGGREGATE          REGISTRATION
               SECURITIES TO BE REGISTERED                  BE REGISTERED(1)   OFFERING PRICE(2)         FEE(3)
Common Stock, par value $0.01 per share..................      11,500,000         $775,890,625          $228,889



(1) Includes 1,500,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for purposes of computing the registration fee. Includes $543,878,125 for 8,050,000 shares which were previously registered on March 31, 1998.



(3) The registration fee for 8,050,000 shares of $160,445 was paid in connection with the initial filing of the Registration Statement on March 31, 1998.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


    This Registration Statement contains two forms of prospectus, one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The two prospectuses relate to a public offering of up to 11,500,000 shares of Common Stock, $0.01 par value, of WellPoint Health Networks Inc., including up to 1,500,000 shares that may be sold pursuant to the underwriters' over-allotment option, if exercised. The complete U.S. Prospectus follows this explanatory note. After the U.S. Prospectus are the following alternate pages for the International Prospectus: a front cover page, page 2, and a section entitled "Certain United States Federal Tax Consequences to Non-United States Purchasers" to be inserted after "Description of Capital Stock" and before "Underwriting" in the International Prospectus. All other pages of the U.S. Prospectus are to be used for both the United States offering and the international offering. Each alternate page for the International Prospectus included herein is labeled "Alternate Page for International Prospectus." Final forms for each Prospectus will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

 PROSPECTUS (SUBJECT TO COMPLETION)
 ISSUED APRIL 15, 1998


                                10,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                -----------------

OF THE 10,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 8,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
  UNDERWRITERS AND 2,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
     "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK BEING OFFERED
       HEREBY ARE BEING SOLD BY THE CALIFORNIA HEALTHCARE FOUNDATION (THE "FOUNDATION" OR "SELLING STOCKHOLDER"). SEE "SELLING
        STOCKHOLDER." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS
          FROM THE SALE OF SHARES OFFERED HEREBY. THE COMMON STOCK IS
          LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
             "WLP." ON APRIL 14, 1998, THE REPORTED LAST SALE
                PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK
                          EXCHANGE WAS $70 PER SHARE.



AS OF MARCH 15, 1998, THE FOUNDATION OWNED 29,910,000 SHARES OF COMMON STOCK, REPRESENTING APPROXIMATELY 42.7% OF THE TOTAL SHARES OF COMMON STOCK
 OUTSTANDING. FOLLOWING THE OFFERING, THE FOUNDATION WILL OWN 19,910,000 SHARES OF THE COMPANY'S COMMON STOCK, WHICH WILL REPRESENT APPROXIMATELY 28.5% OF
   THE OUTSTANDING SHARES (OR, IF THE OVER-ALLOTMENT OPTION IS EXERCISED IN
     FULL, 18,410,000 SHARES OF THE COMPANY'S COMMON STOCK, WHICH WILL REPRESENT APPROXIMATELY 26.3% OF THE OUTSTANDING SHARES). THE
      COMPANY'S CERTIFICATE OF INCORPORATION PROHIBITS CERTAIN
       INSTITUTIONAL INVESTORS FROM OWNING MORE THAN ONE SHARE LESS THAN
       10% OF THE COMPANY'S OUTSTANDING VOTING SECURITIES AND ANY OTHER
        PERSON OR ENTITY OR AFFILIATED PERSONS OR ENTITIES (OTHER THAN
          THE FOUNDATION) FROM BENEFICIALLY OWNING MORE THAN ONE SHARE
          LESS THAN 5% OF THE     COMPANY'S OUTSTANDING VOTING
                SECURITIES. SEE "DESCRIPTION OF CAPITAL STOCK."


                              --------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS. ANY REPRESENTATION TO THE
                            CONTRARY IS A CRIMINAL
                                    OFFENSE.
                               ------------------
                              PRICE $     A SHARE
                                ----------------

                                                                               UNDERWRITING          PROCEEDS TO
                                                             PRICE TO         DISCOUNTS AND            SELLING
                                                              PUBLIC          COMMISSIONS(1)       STOCKHOLDER(2)
                                                        ------------------  ------------------  ---------------------
PER SHARE.............................................          $                   $                     $
TOTAL(3)..............................................          $                   $                     $

------------
    (1) THE COMPANY AND THE SELLING STOCKHOLDER HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

    (2) EXPENSES ASSOCIATED WITH THE OFFERING, ESTIMATED AT $500,000, ARE PAYABLE BY THE COMPANY.


    (3) THE SELLING STOCKHOLDER HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS FROM THE DATE HEREOF, TO PURCHASE UP TO 1,500,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS
       AND PROCEEDS TO SELLING STOCKHOLDER WILL BE $            , $
       AND $            , RESPECTIVELY. SEE "UNDERWRITERS."


                             ----------------------

    THE SHARES OF COMMON STOCK ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY LATHAM & WATKINS, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY
OF THE SHARES OF COMMON STOCK WILL BE MADE ON OR ABOUT APRIL   , 1998 AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                               ------------------
MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY
                BEAR, STEARNS & CO. INC.
                                 DONALDSON, LUFKIN & JENRETTE
                                                  SECURITIES CORPORATION

APRIL   , 1998

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                       PAGE
                                                                                                                     ---------
Documents Incorporated by Reference................................................................................          2
Prospectus Summary.................................................................................................          3
Cautionary Disclosure Regarding Forward-Looking Statements.........................................................          8
May 1996 Recapitalization..........................................................................................          8
August 1997 Reincorporation........................................................................................          9
Use of Proceeds....................................................................................................         10
Dividend Policy....................................................................................................         10
Price Range of Common Stock........................................................................................         10
Selling Stockholder................................................................................................         10
Description of Capital Stock.......................................................................................         11
Underwriters.......................................................................................................         14
Legal Matters......................................................................................................         17
Experts............................................................................................................         17
Additional Information.............................................................................................         17

                            ------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") (File No. 001-13803) are incorporated herein by reference:

    (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

    (ii) the Company's Registration Statement on Form 8-B filed June 12, 1997.

    All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to 21555 Oxnard Street, Woodland Hills, California 91367, Attention: Secretary. The Company's telephone number is
(818) 703-4000.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO AND OTHER INFORMATION INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT OTHERWISE INDICATES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "WELLPOINT" ARE TO WELLPOINT HEALTH NETWORKS INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

    The Company is one of the nation's largest publicly traded managed care companies with approximately 6.6 million medical members and approximately 22 million specialty members as of December 31, 1997. The Company's revenues for 1997 increased 39.7% from 1996 to $5.8 billion and its net income increased 12.6% to $227.4 million. The Company's medical membership increased by 48.0% during 1997, or approximately 2,153,000 members, to 6,638,000 members. Membership growth was primarily driven by the acquisition of approximately 1.3 million medical members associated with the health and related life group benefit operations (the "GBO") of John Hancock Mutual Life Insurance Company (the "GBO Acquisition") in addition to medical membership growth of approximately 854,000 members or 19% in 1997.

    The Company offers a broad spectrum of network-based managed care products, including preferred provider organizations ("PPOs"), health maintenance organizations ("HMOs") and point-of-service ("POS") and other hybrid plans and indemnity plans to the large and small employer, individual and senior markets. The Company offers a continuum of managed care products while providing incentives to members and employers to select more intensively managed products. Such products are typically offered at a lower cost in exchange for additional cost-control measures, such as limited flexibility in choosing non-network providers. The Company uses its risk management expertise and medical management skills in managing the medical costs associated with its products. The Company believes that it is better able to predict and control its health care costs as its members select more intensively managed products. In addition, the Company offers managed care services for self-funded employers, including underwriting, actuarial services, network access, medical cost management and claims processing. The Company also provides a broad array of specialty and other products and services, including pharmacy, dental, utilization management, life, integrated workers' compensation, preventive care, disability, behavioral health, COBRA and flexible benefits account administration.

    The Company markets its products in California primarily under the name Blue Cross of California and outside of California primarily under the name UNICARE.

    BLUE CROSS OF CALIFORNIA. Historically, the Company's primary market for its managed care products has been California. The Company holds the exclusive right in California to market its products under the Blue Cross name and mark. The Company is diversified in its California customer base, with extensive membership among large and small employer groups and individuals and a growing presence in the Medicare and Medicaid markets. The Company's California medical membership increased 17.4% during 1997 to approximately 4.2 million members (2.8 million PPO members and 1.4 million HMO members). As of December 31, 1997, the PPO network included approximately 42,000 physicians and 440 hospitals and the HMO network included approximately 28,000 physicians and 430 hospitals. WellPoint uses its large California membership to negotiate provider contracts at favorable rates.

    UNICARE. In 1996, the Company began pursuing a nationwide expansion strategy through selective acquisitions and start-up activities in key geographic areas. With the acquisition in March 1996 of the Life & Health Benefits Management division of Massachusetts Mutual Life Insurance Company (the "MMHD Acquisition") and the GBO Acquisition, the Company has significantly expanded its operations outside of California. At December 31, 1997, the Company had approximately 2.4 million members covered under its UNICARE health plans (including approximately 57,000 members in California), the majority of which are covered under traditional indemnity and other health insurance products. Approximately 55% of UNICARE medical membership as of such date was concentrated in eight states: Illinois, Texas, Massachusetts, Ohio, Michigan, New York, Georgia and Indiana.

    Over the past decade, the Company has transitioned substantially all of its California indemnity insurance members to managed care products. An element of the Company's geographic expansion strategy is to replicate its experience in California in motivating traditional indemnity members to transition to the Company's broad range of managed care products. The Company believes that its current UNICARE medical membership provides its UNICARE operations with sufficient scale to begin development of proprietary provider network systems in key geographic areas which will enable the Company over time to begin offering a broader range of managed care products. The Company also intends to use these new networks to introduce individual, small group and senior products in these markets. The Company has developed or is actively developing proprietary networks in Texas, Georgia, Illinois, Indiana, Ohio and Virginia and has introduced new managed care products in, among other states, Texas, Georgia and Illinois. The Company intends to use the risk management expertise and medical management skills that it has developed and refined in the California marketplace to manage the medical costs in these networks. As of December 31, 1997, UNICARE's proprietary networks included approximately 42,000 primary and specialty physicians and 350 hospitals.

    SPECIALTY MANAGED HEALTH CARE AND OTHER PLANS AND SERVICES. The Company offers pharmacy, dental, life and disability insurance, mental health, integrated workers' compensation, and other specialty products and services. As of December 31, 1997, WellPoint's pharmacy plans served approximately 12.3 million risk and non-risk members and had approximately 49,000 participating pharmacies. The Company's dental products (which include a dental HMO and PPO) served approximately 3.2 million members as of December 31, 1997. WellPoint believes that these specialty networks and plans complement and facilitate the marketing of WellPoint's PPO, HMO and POS plans and help in attracting employer groups and other members that are increasingly seeking a wider variety of options and services. WellPoint also markets these specialty products on a stand-alone basis to other health plans and other payors.

    In May 1996, the Company completed a recapitalization (the
"Recapitalization") with its former majority stockholder, Blue Cross of California ("BCC"). See "May 1996 Recapitalization." In August 1997, the Company was effectively reincorporated in Delaware. See "August 1997 Reincorporation."

    The Company is a corporation organized under the laws of the State of Delaware. The Company's principal executive offices are located at 21555 Oxnard Street, Woodland Hills, California 91367 and its telephone number is (818) 703-4000.

                                  THE OFFERING


Common Stock offered by Selling Stockholder
  U.S. Offering..........................  8,000,000  shares
  International Offering.................  2,000,000  shares
    Total................................  10,000,000 shares

Common Stock to be outstanding after the
 Offering................................  69,971,937 shares(1)

Common Stock to be owned by the Selling
 Stockholder after the Offering..........  19,910,000 shares(2)

Use of Proceeds..........................  The Company will not receive any proceeds from the sale of shares offered hereby by the Selling
                                           Stockholder. See "Use of Proceeds."

New York Stock Exchange symbol...........  WLP


------------

(1) Excludes approximately 4,099,000 shares of Common Stock subject to outstanding options granted by the Company under certain stock option plans, of which approximately 1,077,000 were exercisable as of December 31, 1997.


(2) Assumes that the over-allotment option of 1,500,000 shares granted by the Selling Stockholder to the U.S. Underwriters is not exercised. Upon completion of the Offering, the Selling Stockholder will continue to own approximately 28.5% of the Company's outstanding Common Stock. If such over-allotment option is exercised in full, the Selling Stockholder will own 18,410,000 shares of Common Stock, or 26.3% of the Company's outstanding Common Stock, after the Offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth for the periods indicated selected historical consolidated financial data and historical operating statistics for the Company. For the years ended December 31, 1993 through 1995 and for the period January 1, 1996 through May 20, 1996 (the effective date of the Recapitalization), the selected historical consolidated financial data do not include the commercial operations of BCC (the "BCC Commercial Operations"). Information as of December 31, 1997 and for each of the three years ended December 31, 1997 has been derived from the Consolidated Financial Statements of WellPoint incorporated herein by reference, which have been audited by Coopers & Lybrand L.L.P., independent public accountants for WellPoint, whose report is incorporated herein by reference. Information for the years ended December 31, 1993 and 1994 has been derived from WellPoint's audited consolidated financial statements.

                                                              YEAR ENDED DECEMBER 31,
                                      -----------------------------------------------------------------------
                                          1993          1994          1995           1996            1997
                                      ------------  ------------  ------------  ---------------  ------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING STATISTICS)
INCOME STATEMENT DATA:
Revenues............................  $  2,449,175  $  2,791,672  $  3,107,079  $  4,169,782     $  5,826,444
Operating expenses:
  Operating expenses (excluding
    nonrecurring costs).............     2,133,245     2,431,643     2,734,541     3,773,512        5,358,904
  Nonrecurring costs................            --            --        57,074(5)           --         14,535(5)
Operating income....................       315,930       360,029       315,464       396,270          453,005
Interest expense....................            --            --            --        36,628           36,658
Net income..........................  $    165,384  $    213,170  $    179,989  $    202,002     $    227,409
                                      ------------  ------------  ------------  ---------------  ------------
                                      ------------  ------------  ------------  ---------------  ------------
Per share data(1)(2)
  Earnings per share................  $       2.49  $       3.21  $       2.71(6) $       3.04   $       3.30(6)
  Earnings per share assuming full
    dilution........................  $       2.49  $       3.21  $       2.71(6) $       3.04   $       3.27(6)
OPERATING STATISTICS:(3)
Loss ratio..........................         73.0%         72.8%         75.6%         77.4%            81.2%
Selling expense ratio...............          6.2%          6.3%          6.4%          5.6%             4.6%
General and administrative expense
  ratio.............................         11.2%         12.5%         11.6%         13.6%            15.2%
Net income ratio....................          7.0%          7.9%          6.1%          5.0%             4.1%
Number of medical members at end of
  period(4).........................     2,322,000     2,617,000     2,797,000     4,485,000        6,638,000


                                                                AS OF DECEMBER 31,
                                      -----------------------------------------------------------------------
                                          1993          1994          1995           1996            1997
                                      ------------  ------------  ------------  ---------------  ------------
BALANCE SHEET DATA:
Cash and investments................  $  1,779,495  $  1,973,388  $  2,257,269  $  2,165,492     $  2,939,445
Total assets........................     1,921,832     2,385,636     2,679,257     3,405,542        4,533,415
Long-term debt......................       --            --            --            625,000          388,000
Total equity........................     1,233,190     1,418,919     1,670,226       870,459(7)     1,223,169

---------

(1) Per share data for all periods presented prior to 1996 has been recomputed using 66,366,500 shares, the number of shares outstanding immediately following completion of the Recapitalization on May 20, 1996. Per share data for 1996 has been calculated using such 66,366,500 shares, plus the weighted average number of shares issued during 1996 after the Recapitalization.

(2) Per share data for periods prior to 1997 has been restated to reflect the adoption of SFAS No. 128, "Earnings Per Share."

(3) The loss ratio represents health care services and other benefits as a percentage of premium revenue. All other ratios are shown as a percentage of premium revenue and management services revenue combined.

(4) Membership numbers are unaudited and approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by each contract.

(5) The nonrecurring costs in 1995 included $29.8 million of costs, primarily professional fees, associated with the proposed recapitalization of the Company and the terminated acquisition of Health Systems International, Inc. and $27.3 million for the impairment of the Company's pharmaceutical benefits management business. The nonrecurring costs in 1997 included $8.0 million related to the write-down of certain California dental and medical practices being developed by the Company and $6.5 million of severance and retention payments associated with the GBO Acquisition.

(6) Per share data for the year ended December 31, 1995 includes nonrecurring costs of $0.52 per share and for the year ended December 31, 1997 includes nonrecurring costs of $0.13 per share.

(7) Reflects the impact of the Company's May 1996 Recapitalization. See "May 1996 Recapitalization" and "Dividend Policy."

           CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained herein regarding matters that are not historical facts are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended (the "Securities Act")). Such statements involve a number of risks and uncertainties which may cause actual results to differ from those projected. Factors that can cause actual results to differ materially include, but are not limited to, those discussed under "Business--Factors That May Affect Future Results of Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors That May Affect Future Results of Operations" in the Company's Annual Report on Form 10-K and in other documents filed from time to time by the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

                           MAY 1996 RECAPITALIZATION

    On May 20, 1996, BCC and one of the Company's predecessors, WellPoint Health Networks Inc., a Delaware corporation ("Old WellPoint"), concluded the Recapitalization pursuant to which, (a) Old WellPoint distributed an aggregate of $995.0 million by means of a special dividend of $10.00 per share of its common stock, and BCC, as a California nonprofit public benefit corporation, thereupon immediately donated its portion thereof ($800 million) to the California Endowment (the "Endowment"), a newly created foundation; (b) BCC donated its assets, other than BCC's Old WellPoint Class B Common Stock and the BCC Commercial Operations to the Foundation; (c) BCC changed its status to a California for-profit business corporation and issued to the Foundation 53,360,000 shares of its common stock; and (d) Old WellPoint merged with and into BCC (the "Merger") and the surviving California corporation changed its name to WellPoint Health Networks Inc. ("WellPoint California"). In the Merger,
(i) each outstanding share of Old WellPoint Class A Common stock was converted into 0.667 shares of WellPoint California's Common Stock, (ii) the outstanding shares of WellPoint California's Common Stock held by the Foundation prior to the Merger were converted into 53,360,000 shares of the post-Merger WellPoint California's Common Stock and a cash payment of $235.0 million to reflect the value of the BCC Commercial Operations and the value of the Blue Cross mark and
(iii) the outstanding shares of Old WellPoint Class B Common Stock were canceled.

    In connection with the Recapitalization, BCC relinquished its rights under the Blue Cross License Agreement dated January 1, 1991, between Blue Cross of California and the Blue Cross Blue Shield Association (the "BCBSA"), which owns the rights to the Blue Cross name and mark. The BCBSA and the Company entered into the License Agreement effective as of May 20, 1996 (the "License Agreement"), pursuant to which the Company became the exclusive licensee for the right to use the Blue Cross name and related service marks in California and became a member of the BCBSA.

    The License Agreement required that the Foundation enter into a voting trust agreement (the "Voting Trust Agreement"), pursuant to which the Foundation deposited into a voting trust (the "Voting Trust") the number of shares of the Company's Common Stock sufficient to reduce the Foundation's holdings outside such Voting Trust to a level not in excess of 50% of the voting power of the outstanding shares of the Company's Common Stock. The shares held by the trustee under the Voting Trust Agreement (the "Voting Trust Shares") generally will be voted (i) with respect to elections and removal of directors, calling of stockholder meetings and amendment of the Company's Certificate of Incorporation and Bylaws, where such actions are opposed by the Board of Directors, to support the position of the Board of Directors, (ii) with certain exceptions, on matters requiring a vote of at least an absolute majority of all outstanding shares of Common Stock, as the majority of non-Voting Trust Shares vote, and (iii) on all other matters, in the identical proportion in favor of or in opposition to such matters as non-Voting Trust Shares vote. In addition, the Voting Trust Agreement requires that the Foundation, through sales (which may involve additional exercises of its registration rights discussed below) or additional deposits into the Voting

Trust, reduce its holdings outside the Voting Trust to 20% and 5% of the outstanding Common Stock on and after three and five years, respectively, from May 20, 1996.


    Pursuant to an addendum to the License Agreement, the Foundation's Board of Directors was required to consist of a majority of persons that served as directors of BCC on or before May 17, 1996 (the "Original Blue Cross Directors"). In March 1998, the Company, the BCBSA and the Foundation tentatively agreed to modify this restriction. Pursuant to a proposed amendment to the Voting Trust Agreement (the "Amended Voting Trust Agreement"), in the event that the number of Original Blue Cross Directors were to become equal to the number of non-Original Blue Cross Directors (such occurrence being known as the "Even Division Date"), the Foundation would be required to immediately make deposits into the Voting Trust to reduce its holdings outside the Voting Trust to 20% of the outstanding Common Stock and make additional deposits into the Voting Trust within one year thereafter to reduce its holdings outside of the Voting Trust to 5% of the outstanding Common Stock. The Foundation has indicated to the Company that an Even Division Date may occur in April 1998. In order for a change in composition of the Foundation Board to be permitted, the Foundation must obtain the approval of the California Department of Corporations. There can be no assurance that such approval will be obtained or that the Amended Voting Trust Agreement will be executed.


    With respect to those shares held by the Foundation in excess of the Ownership Limit (discussed in "Description of Capital Stock" below) that are not subject to the Voting Trust Agreement, the Foundation has also entered into a voting agreement (the "Voting Agreement"). The Voting Agreement provides among other things, that the Foundation, during the period that it continues to own in excess of the Ownership Limit, will vote all shares of the Company's Common Stock owned by it in excess of 5% of the outstanding shares (except those shares held pursuant to the Voting Trust Agreement) in favor of each nominee to the Board of Directors of the Company, or under certain circumstances, other subsets of the board, all as set forth in the Company's Bylaws. With respect to the removal of directors, calling of stockholder meetings and amendment of the Company's Certificate of Incorporation and Bylaws, where such actions are opposed by the Board of Directors, the Foundation has also agreed under the Voting Agreement to support the position of the Board of Directors.

    In connection with the Recapitalization, the Company and the Foundation also entered into the Registration Rights Agreement with respect to the shares of the Company held by the Foundation. The Registration Rights Agreement grants the Foundation (and certain transferees of the shares covered by the Registration Rights Agreement) certain annual demand and unlimited "piggyback" registration rights. The sale of Common Stock offered hereby by the Foundation is being made pursuant to the exercise of demand registration rights.

                          AUGUST 1997 REINCORPORATION

    On August 4, 1997, WellPoint California was effectively reincorporated in Delaware as the Company by virtue of a merger transaction which resulted in the Company becoming substantially a holding company with Wellpoint California as a wholly owned subsidiary (the "Reincorporation"). The shareholders of WellPoint California became the stockholders of the Company and the directors of WellPoint California became the directors of the Company, maintaining their same class designations.

    In connection with the Reincorporation, the Company assumed the obligations under various agreements and plans of WellPoint California, including its existing stock option plans and employee stock purchase plan. In addition, WellPoint California's license agreement with BCBSA was terminated, and a new license agreement between the Company and the BCBSA, having substantially the same terms, became effective. Certain of the agreements with the Foundation (including the Voting Agreement, Voting Trust Agreement and Registration Rights Agreement) were amended and restated and assumed by the Company. The Company also assumed the obligations under WellPoint California's senior credit agreement, pursuant to an amendment to such agreement.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of shares of Common Stock being offered hereby by the Selling Stockholder. See "Selling Stockholder."

                                DIVIDEND POLICY

    The Company currently intends to retain all of its current and future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In connection with the Recapitalization, Old WellPoint paid a special dividend of $10.00 per share to the holders of its Class A and Class B Common Stock. See "May 1996 Recapitalization." The payment of any future dividends will be at the discretion of the Company's Board of Directors.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol "WLP." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock since the completion of the Recapitalization.


                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
Year Ended December 31, 1996 (Post-Recapitalization)
  Second Quarter (May 21, 1996 to June 30, 1996)...............................................  $   39.13  $   31.13
  Third Quarter................................................................................      33.75      23.38
  Fourth Quarter...............................................................................      35.50      28.25
Year Ended December 31, 1997
  First Quarter................................................................................      45.88      32.88
  Second Quarter...............................................................................      51.00      37.75
  Third Quarter................................................................................      60.50      46.25
  Fourth Quarter...............................................................................      58.81      38.81
Year Ending December 31, 1998
  First Quarter................................................................................      70.06      42.25
  Second Quarter (through April 14, 1998)......................................................      70.13      66.75



    On April 14, 1998 the closing price on the New York Stock Exchange for the Company's Common Stock was $70.00 per share. As of March 27, 1998, there were approximately 1,110 holders of record of Common Stock.


                              SELLING STOCKHOLDER


    As of March 15, 1998, the Foundation owned 29,910,000 shares of the Company's Common Stock, representing approximately 42.7% of the total 69,971,937 shares of Common Stock outstanding. Following the Offering, the Foundation will own 19,910,000 shares of WellPoint Common Stock, which will represent approximately 28.5% of the outstanding shares (or, if the over-allotment option is exercised in full, 18,410,000 shares of WellPoint Common Stock, which will represent approximately 26.3% of the outstanding shares). Such ownership, however, is subject to the provisions of a Voting Agreement, which may inhibit or delay changes of control or other significant corporate events. In certain instances, the shares owned by the Foundation may also become subject to the provisions of the Voting Trust Agreement. See "May 1996 Recapitalization." The Foundation, while not being entitled to exercise a majority of the outstanding voting power of WellPoint, will by virtue of the voting power under its control have the ability to exert influence over stockholder actions, including the sale or merger of WellPoint. In exercising this voting power, the Foundation may have interests that diverge from those of WellPoint's other stockholders.


    The Company has entered into a Registration Rights Agreement with the Foundation, granting the Foundation certain annual demand and unlimited "piggyback" registration rights. Sales of substantial amounts of Common Stock in the public market pursuant to any exercise of such rights may adversely affect the market price of WellPoint Common Stock. The shares being sold in the Offering by the Foundation are being sold pursuant to the exercise of its demand registration rights.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    Under the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Company is authorized to issue up to 300,000,000 shares of Common Stock, $0.01 par value ("Common Stock"). As of March 15, 1998, there were 69,971,937 shares of Common Stock issued and outstanding. In addition, up to 7,400,000 shares (excluding any decreases that have occurred as a result of issuances) have been reserved for issuance upon the exercise of options and awards or upon purchase under the Company's 1994 Stock Option/Award Plan, Employee Stock Purchase Plan and Employee Stock Option Plan. ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar of the shares of Common Stock.

    The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company. Holders of shares of Common Stock have one vote per share on all matters submitted to a vote of stockholders of the Company, except with respect to shares of Common Stock owned by the Selling Stockholder pursuant to the Voting Agreement and the Voting Trust Agreement as described under the caption "May 1996 Recapitalization." Subject to the restrictions on shares owned in excess of the Ownership Limit as described below, the holders of Common Stock are entitled to receive dividends, if any, as and when declared from time to time by the Board of Directors of the Company out of assets or funds legally available therefor. See "--Certain Charter Provisions That May Limit Changes in Control--Restrictions on Ownership and Transfer." The holders of Common Stock do not have cumulative voting rights. Upon liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to participate ratably, in proportion to the number of shares held, in the net assets of the Company available for distribution to holders of Common Stock. The shares of Common Stock currently outstanding (including the shares offered hereby by the Selling Stockholder) are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue up to 50,000,000 shares of Preferred Stock, $0.01 par value ("Preferred Stock"), none of which is outstanding as of the date hereof. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, without any further vote or action by the Company's stockholders, unless action is required by applicable laws or regulations or by the terms of other outstanding preferred stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN CHARTER PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

    The License Agreement requires as a condition to the Company's retention of the Blue Cross license that the Company's Certificate of Incorporation contains the following provisions:

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    The Company's Certificate of Incorporation provides that no person other than the Foundation may Beneficially Own (as defined) shares of voting capital stock of the Company in excess of the Ownership Limit. As a result of an agreement between the Company and the BCBSA executed in December 1997, in accordance with the provisions of Article VII, Section 14(f)(2) of the Company's Certificate of Incorporation, the Ownership Limit is the following: (i) for any "Institutional Investor," one share less than 10% of the Company's outstanding voting securities; and (ii) for any "Noninstitutional Investor," other than the

Foundation, one share less than 5% of the company's outstanding voting securities. For these purposes, "Institutional Investor" means any person if (but only if) such person is (1) a broker or dealer registered under Section 15 of the Exchange Act, (2) a bank as defined in Section 3(a)(6) of the Exchange Act, (3) an insurance company as defined in Section 3(a)(19) of the Exchange Act, (4) an investment company registered under Section 8 of the Investment Company Act of 1940, (5) an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, (6) an employee benefit plan, or pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund, (7) a parent holding company, provided the aggregate amount held directly by the parent, and directly and indirectly by its subsidiaries which are not persons specified in paragraphs (1) through (6), does not exceed one percent of the securities of the subject class, or (8) a group, provided that all the members are persons specified in paragraphs (1) through (7). In addition, every filing made by such person with the SEC under Regulations 13D-G (or any successor Regulations) under the Exchange Act with respect to such person's beneficial ownership must contain a certification (or a substantially similar one) that the WellPoint Common Stock acquired by such person was acquired in the ordinary course of business and was not acquired for the purpose of and does not have the effect of changing or influencing the control of WellPoint and was not acquired in connection with or as a participant in any transaction having such purpose or effect. For such purposes, "Noninstitutional Investor" means any person that is not an Institutional Investor.

    Any transfer of stock that would result in any person Beneficially Owning shares of voting capital stock in excess of the Ownership Limit will result in such intended transferee acquiring no rights in such shares (with certain exceptions) and such shares will be deemed transferred to an escrow agent to be held until such time as such shares are transferred to a person whose acquisition thereof will not violate the Ownership Limit. These provisions prevent a third party from obtaining control of the Company without obtaining the supermajority vote required to amend the Company's Certificate of Incorporation and may have the effect of discouraging or even preventing a merger or business confirmation, a tender offer or similar extraordinary transaction involving WellPoint.

STOCKHOLDERS' MEETINGS

    The Company's Certificate of Incorporation provides that special meetings of the stockholders may be called at any time only by a majority of the Board of Directors, the Chairman of the Board, the President or the holders of shares entitled to cast not less than 10% of the votes at the meeting. This provision will make it more difficult for stockholders to take actions opposed by the Board of Directors.

NO ACTION BY STOCKHOLDER CONSENT

    The Company's Certificate of Incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of the Company from being taken by the written consent of stockholders without a meeting.

CLASSIFIED BOARD OF DIRECTORS

    The Company's Certificate of Incorporation and Bylaws provide that the Company's Board of Directors is divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. These classes (after an interim period) will serve for staggered three-year terms. The classified Board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, these provisions could delay stockholders who do not like the policies of the Board of Directors from removing a majority of the members of the Board for two years unless such stockholders can show cause and obtain the requisite vote.

SUPERMAJORITY PROVISIONS

    Under the Company's Certificate of Incorporation, the affirmative vote of the holders of at least 75% of each class of the shares of voting capital stock represented and voting at a duly held meeting of stockholders at which a quorum is present, voting by class, is required to amend certain provisions of the Certificate of Incorporation, including the provisions concerning (i) the number of directors, (ii) the classified board provision, (iii) the filling of vacancies on the Board of Directors, (iv) the power of directors to amend the Company's Certificate of Incorporation, (v) the prohibition on stockholder action by written consent, (vi) the ownership and transfer restrictions, (vii) the prohibition on cumulative voting by stockholders and (viii) the requirement for supermajority stockholder approval to amend such provisions. In addition, any amendment of the Company's Certificate of Incorporation, and amendment of certain provisions of the Company's Bylaws, requires the approval of the greater of two-thirds or seven of the Company's directors.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc., Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Smith Barney Inc., Bear, Stearns International Limited and Donaldson, Lufkin & Jenrette International are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                                                       NUMBER OF
NAME                                                                                                     SHARES
----------------------------------------------------------------------------------------------------  ------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.................................................................
  Smith Barney Inc. ................................................................................
  Bear, Stearns & Co. Inc...........................................................................
  Donaldson, Lufkin & Jenrette Securities Corporation...............................................
                                                                                                      ------------
    Subtotal........................................................................................     8,000,000
                                                                                                      ------------

International Underwriters:
  Morgan Stanley & Co. International Limited........................................................
  Smith Barney Inc..................................................................................
  Bear, Stearns International Limited...............................................................
  Donaldson, Lufkin & Jenrette International........................................................
                                                                                                      ------------
    Subtotal........................................................................................     2,000,000
                                                                                                      ------------
      Total.........................................................................................    10,000,000
                                                                                                      ------------
                                                                                                      ------------


    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer of sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article II(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $   a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $   a
share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


    The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.


    The Company, the Selling Stockholder and certain executive officers of the Company have agreed not to sell, offer to sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (other than shares issued by the Company in connection with the acquisition of a business or pursuant to the Company's employee benefit plans and other than sales by the Selling Stockholder to the Company) for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and subject to certain limited exceptions included in the Underwriting Agreement.

    Certain of the Underwriters have been engaged from time to time, and may in the future be engaged, to perform investment banking and other advisory-related services to the Company and its affiliates, including the Selling Stockholder, in the ordinary course of business. In connection with rendering such services in the past, such Underwriters have received customary compensation, including reimbursement of related expenses.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of WellPoint Common Stock to be offered in the Offering will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with the Offering will be passed upon for the Selling Stockholder by Munger, Tolles & Olson LLP, Los Angeles, California and for the Underwriters by Latham & Watkins, Los Angeles, California. Latham & Watkins has from time to time represented the independent directors of WellPoint in various matters, including their consideration and approval of the Recapitalization.

                                    EXPERTS

    The audited consolidated financial statements of WellPoint Health Networks Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated herein by reference, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report with respect thereto incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available at http://www.sec.gov within 24 hours of acceptance. The Company's stock is listed on the New York Stock Exchange. Reports, proxy and information statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, or 233 South Beaudry Avenue, Los Angeles, California 90012.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                                     [LOGO]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

 PROSPECTUS (SUBJECT TO COMPLETION)
 ISSUED APRIL 15, 1998

                                10,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                -----------------

OF THE 10,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 2,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE
  INTERNATIONAL UNDERWRITERS AND 8,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE
     "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK BEING OFFERED
       HEREBY ARE BEING SOLD BY THE CALIFORNIA HEALTHCARE FOUNDATION (THE "FOUNDATION" OR "SELLING STOCKHOLDER"). SEE "SELLING
        STOCKHOLDER." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS
          FROM THE SALE OF SHARES OFFERED HEREBY. THE COMMON STOCK IS
          LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
             "WLP." ON APRIL 14, 1998, THE REPORTED LAST SALE
                PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK
                          EXCHANGE WAS $70 PER SHARE.


AS OF MARCH 15, 1998, THE FOUNDATION OWNED 29,910,000 SHARES OF COMMON STOCK, REPRESENTING APPROXIMATELY 42.7% OF THE TOTAL SHARES OF COMMON STOCK
 OUTSTANDING. FOLLOWING THE OFFERING, THE FOUNDATION WILL OWN 19,910,000 SHARES OF THE COMPANY'S COMMON STOCK, WHICH WILL REPRESENT APPROXIMATELY 28.5% OF
   THE OUTSTANDING SHARES (OR, IF THE OVER-ALLOTMENT OPTION IS EXERCISED IN
     FULL, 18,410,000 SHARES OF THE COMPANY'S COMMON STOCK, WHICH WILL REPRESENT APPROXIMATELY 26.3% OF THE OUTSTANDING SHARES). THE
      COMPANY'S CERTIFICATE OF INCORPORATION PROHIBITS CERTAIN
       INSTITUTIONAL INVESTORS FROM OWNING MORE THAN ONE SHARE LESS THAN
       10% OF THE COMPANY'S OUTSTANDING VOTING SECURITIES AND FOR ANY
        OTHER PERSON OR ENTITY OR AFFILIATED PERSONS OR ENTITIES
          (OTHER THAN THE FOUNDATION) FROM BENEFICIALLY OWNING MORE
          THAN ONE SHARE LESS THAN 5% OF THE     COMPANY'S
           OUTSTANDING VOTING SECURITIES. SEE "DESCRIPTION OF CAPITAL
                                    STOCK."
                              --------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
             THIS PROSPECTUS. ANY REPRESENTATION TO THE
                            CONTRARY IS A CRIMINAL
                                    OFFENSE.
                               ------------------
                              PRICE $     A SHARE
                                ----------------

                                                                               UNDERWRITING          PROCEEDS TO
                                                             PRICE TO         DISCOUNTS AND            SELLING
                                                              PUBLIC          COMMISSIONS(1)       STOCKHOLDER(2)
                                                        ------------------  ------------------  ---------------------
PER SHARE.............................................          $                   $                     $
TOTAL(3)..............................................          $                   $                     $

------------
    (1) THE COMPANY AND THE SELLING STOCKHOLDER HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

    (2) EXPENSES ASSOCIATED WITH THE OFFERING, ESTIMATED AT $500,000, ARE PAYABLE BY THE COMPANY.

    (3) THE SELLING STOCKHOLDER HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS FROM THE DATE HEREOF, TO PURCHASE UP TO 1,500,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC, LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS
       AND PROCEEDS TO SELLING STOCKHOLDER WILL BE $            , $
       AND $            , RESPECTIVELY. SEE "UNDERWRITERS."

                             ----------------------

    THE SHARES OF COMMON STOCK ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY LATHAM & WATKINS, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY
OF THE SHARES OF COMMON STOCK WILL BE MADE ON OR ABOUT APRIL   , 1998 AT THE
OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                               ------------------
MORGAN STANLEY DEAN WITTER                    SALOMON SMITH BARNEY INTERNATIONAL
                        BEAR, STEARNS INTERNATIONAL LIMITED
                                               DONALDSON, LUFKIN & JENRETTE
                                                        INTERNATIONAL

APRIL   , 1998

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                       PAGE
                                                                                                                     ---------
Documents Incorporated by Reference................................................................................          2
Prospectus Summary.................................................................................................          3
Cautionary Disclosure Regarding Forward-Looking Statements.........................................................          8
May 1996 Recapitalization..........................................................................................          8
August 1997 Reincorporation........................................................................................          9
Use of Proceeds....................................................................................................         10
Dividend Policy....................................................................................................         10
Price Range of Common Stock........................................................................................         10
Selling Stockholder................................................................................................         10
Description of Capital Stock.......................................................................................         11
Certain United States Tax Consequences to Non-United States Holders................................................         14
Underwriters.......................................................................................................         17
Legal Matters......................................................................................................         20
Experts............................................................................................................         20
Additional Information.............................................................................................         20

                            ------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Company filed with the Securities and Exchange Commission (the "Commission") (File No. 001-13803) are incorporated herein by reference:

    (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

    (ii) the Company's Registration Statement on Form 8-B filed June 12, 1997.

    All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to 21555 Oxnard Street, Woodland Hills, California 91367, Attention: Secretary. The Company's telephone number is
(818) 703-4000.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                           NON-UNITED STATES HOLDERS

    The following is a discussion of certain anticipated United States income and estate tax consequences of the ownership and disposition of the Common Stock by a "Non-U.S. Holder." For the purpose of this discussion, a "Non-U.S. Holder" is any person or entity that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not deal with all aspects of United States income and estate taxation and does not address foreign, state and local tax consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Prospective foreign investors are urged to consult their tax advisors regarding the United States Federal, state, local and non-United States income and other tax consequences of owning and disposing of Common Stock.

DIVIDENDS

    Distributions by the Company to a Non-U.S. Holder will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Generally, any such dividend paid to a Non-U.S. Holder of Common stock will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser rate as may be specified by an applicable income tax treaty. On the other hand, dividends received by a Non-U.S. Holder that are effectively connected with a United States trade or business (or, if an income tax treaty applies, a permanent establishment) conducted by such Non-U.S. Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States individuals and corporations. In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a United States trade or business (or, if an income tax treaty applies, a permanent establishment) of the corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or at a lesser rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address in a country other than the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate (the "address rule"). Thus, Non-U.S. Holders who receive dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. Under recently issued Treasury Regulations scheduled to take effect January 1, 2000 (the "Final Regulations"), the address rule will no longer apply, and a Non-U.S. Holder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. The Final Regulations also provide special rules regarding whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity.

    A Non-U.S. Holder must file a properly completed and executed U.S. Internal Revenue Service ("IRS") Form 4224 (or, under the Final Regulations, for distributions after December 31, 1999, an IRS Form W-8A) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business or is attributable to a permanent establishment of such Non-U.S. Holder in order to qualify for the exemption from withholding under the effectively connected income and permanent establishment exemptions discussed above.

    Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Holder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder's Common Stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. Under current regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. Under the Final Regulations, the Company will generally be permitted to make a reasonable estimate of the amount of such distribution that should be treated as a dividend and therefore subject to withholding.

    A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty or whose dividends have otherwise been subjected to withholding in an amount that exceeds such holder's United States federal income tax liability may obtain a refund for any excess amount withheld by filing an appropriate claim for refund with the IRS.

DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates or (iv) under certain circumstances, the Company is or has been a "United States real property holding corporation" for Federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company has determined that it is not and does not believe that it will become a "United States real property holding corporation" for Federal income tax purposes. If a Non-U.S. Holder falls under clause (i) above, the holder will be taxed on the net gain derived from the sale under regular graduated United States Federal income tax rates (and, with respect to corporate Non-U.S. Holders, may also be subject to the branch profits tax described above). If an individual Non-U.S. Holder falls under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by the capital losses recognized within the same taxable year of such sale.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor. In addition, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a United States person (as such term is defined in the Code), except that with regard to payments made after December 31, 1999, the Final Regulations provide that a Non-U.S. Holder will be entitled to such an exemption only if it provides an IRS Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person).

    The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States through an office outside the United States of a broker that is (a) a United States person;
(b) a United States controlled foreign corporation or (c) a foreign person 50% or more of whose gross income for certain periods is from a United States trade or business unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

ESTATE TAX

    An individual Non-U.S. Holder who owns Common Stock at the time of his death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in his gross estate for United Stated Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc., Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Smith Barney Inc., Bear, Stearns International Limited and Donaldson, Lufkin & Jenrette International are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholder has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                                                       NUMBER OF
NAME                                                                                                     SHARES
----------------------------------------------------------------------------------------------------  ------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.................................................................
  Smith Barney Inc. ................................................................................
  Bear, Stearns & Co. Inc...........................................................................
  Donaldson, Lufkin & Jenrette Securities Corporation...............................................
                                                                                                      ------------
    Subtotal........................................................................................     8,000,000
                                                                                                      ------------

International Underwriters:
  Morgan Stanley & Co. International Limited........................................................
  Smith Barney Inc..................................................................................
  Bear, Stearns International Limited...............................................................
  Donaldson, Lufkin & Jenrette International........................................................
                                                                                                      ------------
    Subtotal........................................................................................     2,000,000
                                                                                                      ------------
      Total.........................................................................................    10,000,000
                                                                                                      ------------
                                                                                                      ------------


    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer of sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article II(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the

Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $   a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $   a
share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.


    The Selling Stockholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.


    The Company, the Selling Stockholder and certain executive officers of the Company have agreed not to sell, offer to sell, grant any options for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (other than shares issued by the Company in connection with the acquisition of a business or pursuant to the Company's employee benefit plans and other than sales by the Selling Stockholder to the Company) for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and subject to certain limited exceptions included in the Underwriting Agreement.

    Certain of the Underwriters have been engaged from time to time, and may in the future be engaged, to perform investment banking and other advisory-related services to the Company and its affiliates, including the Selling Stockholder, in the ordinary course of business. In connection with rendering such services in the past, such Underwriters have received customary compensation, including reimbursement of related expenses.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of WellPoint Common Stock to be offered in the Offering will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with the Offering will be passed upon for the Selling Stockholder by Munger, Tolles & Olson LLP, Los Angeles, California and for the Underwriters by Latham & Watkins, Los Angeles, California. Latham & Watkins has from time to time represented the independent directors of WellPoint in various matters, including their consideration and approval of the Recapitalization.

                                    EXPERTS

    The audited consolidated financial statements of WellPoint Health Networks Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, incorporated herein by reference, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report with respect thereto incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available at http://www.sec.gov within 24 hours of acceptance. The Company's stock is listed on the New York Stock Exchange. Reports, proxy and information statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, or 233 South Beaudry Avenue, Los Angeles, California 90012.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD fee.


                                                                                  AMOUNT TO BE
                                                                                      PAID
                                                                                  ------------
Registration fee................................................................   $  228,889
NASD fee........................................................................       30,500
Printing and engraving..........................................................       50,000
Legal fees and expenses.........................................................       75,000
Accounting fees and expenses....................................................       75,000
Blue sky fees and expenses......................................................       10,000
Transfer agent fees.............................................................        5,000
Miscellaneous...................................................................       25,611
                                                                                  ------------
  Total.........................................................................   $  500,000
                                                                                  ------------
                                                                                  ------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    The Company's Certificate of Incorporation provides that the liability of the Company's directors to the Company or the Company's stockholders for monetary damages for breach of fiduciary duty will be eliminated to the fullest extent permissible under Delaware Law except for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which a director received an improper personal benefit.

    The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for a breach of fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities law.

    The Company's Bylaws provide that the Company will indemnify each present and former director and officer of the Company or a predecessor company and each of their respective subsidiaries, as such companies exist or have existed, and such agents of the Company as the Board of Directors shall determine, to the fullest extent provided by law. In addition, the Company has entered into indemnification agreements with its directors and certain officers that provide for the maximum indemnification permitted by law.

    Under the terms of the Underwriting Agreement filed as an exhibit hereto, directors, certain officers and controlling persons of the Company are entitled to indemnification under certain circumstances, including proceedings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


  EXHIBIT
  NUMBER                                            DOCUMENT DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------
      1.1*   Form of U.S. Underwriting Agreement.
      1.2*   Form of International Underwriting Agreement.
       2.1   Amended and Restated Recapitalization Agreement dated as of March 31, 1995, by and among the
             Registrant, Blue Cross of California, WellPoint Health Partnership and Western Foundation for
             Health Improvements, incorporated by reference to Exhibit 2.1 of Registrant's Form S-4 dated April
             8, 1996
       2.2   Agreement and Plan of Reorganization dated as of July 22, 1997 by and among the Registrant,
             WellPoint Health Networks Inc., a California corporation ("WellPoint California"), and WLP
             Acquisition Corp., incorporated by reference to Exhibit 99.1 of Registrant's Current Report on Form
             8-K filed on August 5, 1997
       4.1   Restated Certificate of Incorporation of the Company (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 5, 1997).
       4.2   Bylaws of the Company (originally filed as Appendix B to WellPoint California's Schedule 14A filed
             May 8, 1997, File No. 333-03292-01, and incorporated herein by reference).
       4.3   Specimen of common stock certificate of Wellpoint Health Networks, Inc., incorporated by reference to Exhibit 4.4 of Registrant's Registration Statement on Form 8-K, Registration No. 001-13083.
       5.1   Opinion of Gibson, Dunn & Crutcher LLP.
       9.1   Amended and Restated Voting Agreement (incorporated by reference from Exhibit 99.3 to the Company's
             Current Report on Form 8-K filed on August 5, 1997).
       9.2   Amended and Restated Voting Trust Agreement (incorporated by reference from Exhibit 99.2 to the
             Company's Current Report on Form 8-K filed on August 5, 1997).
      23.1   Consent of Coopers & Lybrand L.L.P.
      23.2   Consent of Gibson, Dunn & Crutcher LLP (included in its Opinion filed as Exhibit 5.1).
     24.1*   Powers of Attorney (see signature page included in Registration Statement).


---------


    *   Previously filed


    (b) Financial Statement Schedules.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes that, for purpose of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, CALIFORNIA, ON THE 14TH DAY OF APRIL, 1998.


                                       WELLPOINT HEALTH NETWORKS INC.


                                       By:         /S/ THOMAS C. GEISER

                                          --------------------------------------


                                                     Thomas C. Geiser
                                                 EXECUTIVE VICE PRESIDENT



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of April, 1998.



          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Chairman of the Board and
   /s/ LEONARD D. SCHAEFFER       Chief Executive Officer
------------------------------    (Principal Executive
     Leonard D. Schaeffer         Officer)

                                Executive Vice President
     /s/ DAVID C. COLBY*          and Chief Financial
------------------------------    Officer (Principal
        David C. Colby            Financial Officer)

                                Senior Vice President,
    /s/ S. LOUISE MCCRARY*        Controller and Chief
------------------------------    Accounting Officer
      S. Louise McCrary           (Principal Accounting
                                  Officer)

     /s/ DAVID R. BANKS*
------------------------------  Director
        David R. Banks

    /s/ W. TOLIVER BESSON*
------------------------------  Director
      W. Toliver Besson

      /s/ ROGER E. BIRK*
------------------------------  Director
        Roger E. Birk

     /s/ SHEILA A. BURKE*
------------------------------  Director
       Sheila A. Burke

  /s/ STEPHEN L. DAVENPORT*
------------------------------  Director
     Stephen L. Davenport

      /s/ JULIE A. HILL*
------------------------------  Director
        Julie A. Hill

  /s/ ELIZABETH A. SANDERS*
------------------------------  Director
     Elizabeth A. Sanders




*By:    /s/ THOMAS C. GEISER
      -------------------------
          Thomas C. Geiser
          ATTORNEY-IN-FACT